                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                              (Amendment No. ____)

                   Insurance Management Solutions Group, Inc.
                   ------------------------------------------
                       (Name of Subject Company (issuer))

                    Bankers Insurance Group, Inc. (Affiliate)
                      Bankers Insurance Company (Affiliate)
                 Bankers Security Insurance Company (Affiliate)
                   Bankers Management Corporation (Affiliate)
               Insurance Management Solutions Group, Inc. (Issuer)
               ---------------------------------------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                  0001063167
                       -----------------------------------
                      (CUSIP Number of Class of Securities)

                                 David M. Howard
                 Chairman, President and Chief Executive Officer
                   Insurance Management Solutions Group, Inc.
                               360 Central Avenue
                          St. Petersburg, Florida 33701
                                 (727) 803-2040
--------------------------------------------------------------------------------
  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                and Communications on Behalf of filing persons)

                                    Copy to:

          Todd B. Pfister                         Robert G. Southey
          Foley & Lardner                         Secretary and General Counsel
          One IBM Plaza                           Bankers Insurance Group, Inc.
          330 N. Wabash Avenue                    360 Central Avenue
          Chicago, Illinois 60611                 St. Petersburg, Florida
          Telephone (312) 755-2579                Telephone (727) 823-4000

                            CALCULATION OF FILING FEE
================================================================================
        Transaction Valuation*                     Amount of Filing Fee
================================================================================

================================================================================

* Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:______________________________
                  Form or Registration No.:____________________________
                  Filing Party:________________________________________
                  Date Filed:__________________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
              [ ]   third-party tender offer subject to Rule 14d-1.
              [ ]   issuer tender offer subject to Rule 13e-4.
              [ ]   going-private transaction subject to Rule 13e-3.
              [ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

INSURANCE MANAGEMENT SOLUTIONS GROUP, INC (INMG.OB) DELAYS COMMENCEMENT OF SELF-TENDER OFFER Company Considering Possible Third-Party Transaction And Other Recently-Available Information

        ST. PETERSBURG, Fla. -- October 25, 2002 -- Insurance Management Solutions Group, Inc. (OTC: INMG.OB) (the "Company"), a provider of business process outsourcing solutions serving insurance companies and financial institutions, announced today that it has been contacted by a third party potentially interested in acquiring the Company or its business. The Special Committee of the Company's Board of Directors has determined that it is appropriate to further investigate this possibility prior to proceeding with the Company's previously announced intent to commence a cash tender offer for all presently outstanding publicly-held shares of its common stock, $0.01 per share ("Common Stock"), at a price of $3.08 per share, net to the seller in cash (the "Offer"). (The Offer would be conditioned upon at least a majority of the shares of Common Stock not held by two subsidiaries of Bankers Insurance Group, Inc. ("BIG"), Bankers Insurance Company ("BIC") and Bankers Security Insurance Company ("BSIC" and, collectively with BIG and BIC, the "BIG Group"), being tendered and other closing conditions typical for this type of transaction.) No assurances can be given as to whether discussions with the third party will result in a potential offer for the Company or its business or, if so, upon what terms and conditions.

        As part of its evaluation of the potential third-party transaction, the Company also intends to further consider the implications of BIG's recently announced agreement with Fidelity National Financial, Inc. ("FNF"), pursuant to which FNF is to acquire First Community Insurance Company, another subsidiary of BIG and a fifty-state licensed insurance carrier ("FCIC"), and certain assets of BIG, including the rights to issue new and renewal flood insurance policies underwritten by the BIG Group. The closing of such transaction is subject to certain regulatory approvals and other conditions, including certain revisions to the existing Insurance Administration Services Agreement between the Company and BIG (including certain of its subsidiaries). The Company will continue to provide flood policy administration and claim services to FNF upon the closing of such transaction.

        In addition, in light of information not available to the Special Committee at the time of its determination to recommend approval of the Offer potentially affecting the analysis employed by the Special Committee, the Special Committee has determined that it is appropriate to undertake further due diligence to confirm its previous conclusion as to the fairness of the proposed Offer and to ask Houlihan, Lokey, Howard & Zukin, the Special Committee's financial advisor, to undertake to again review the fairness, from a financial point of view, of the Offer price to the Company's shareholders (other than the BIG Group).

        The Company also announced that, since the prior announcement of its intention to commence the Offer, three alleged shareholders of the Company, each on behalf of a putative class consisting of the Company's current public shareholders, have filed lawsuits against, among others, the Company and the Company's current directors challenging the proposed Offer. Although the Company believes these lawsuits are without merit and intends to vigorously defend them, no assurances can be given with respect to the outcomes thereof. Moreover, such litigation could have a material adverse effect on the Company's business, financial condition and results of operation and could adversely affect the Company's ability to consummate the Offer or any other transaction.

        THE TENDER OFFER WILL BE MADE ONLY BY AN OFFER TO PURCHASE AND OTHER OFFERING DOCUMENTS, COPIES OF WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND MAILED TO COMPANY SHAREHOLDERS. INVESTORS AND SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY THE COMPANY AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT TO BE DESIGNATED FOR THE TENDER OFFER.

        Certain statements contained in this press release, including statements regarding the proposed Offer and a possible transaction with a third party, described herein, and the other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Words such as "expects," "intends," variations of these words and similar expressions are intended to identify forward-looking statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, uncertainties regarding economic conditions and the market as those affect both the Company and BIG, other uncertainties regarding BIG (including its subsidiaries), its business and financial condition, uncertainties relating to the proposed transaction between BIG and FNF and the Company's discussions with a potential third-party acquiror, uncertainties relating to the litigation pertaining to the Offer, and those risks and uncertainties discussed in filings made from time to time by the Company with the Securities Exchange Commission.

        This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the Offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the offer.

        The offer to purchase, the related letter of transmittal and certain other documents will be sent to all shareholders of the Company, at no expense to them. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) will also be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.